BLINKING OWL DISTILLERY " TESTING THE WATERS" COMMUNICATION

Subject: BLINKING OWL DISTILLERY's Community Round is accepting reservations!

Hello friends,

I have some great news — Blinking Owl is gauging interest in our "Fans" Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for Blinking Owl Distillery!

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Blinking Owl Distillery.* We want to thank you for being a loyal customer by giving you a piece of the pie.

Our "Fans" Round is about more than just revenue and growing our customer base – we're building a network of people who share our mission and values. Built-in army of brand ambassadors, right???

The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

I am really excited about the growth that Blinking Owl has seen over the last few months in recovery, and even more thrilled as we have several major partnerships currently in negotiations including:

1- A brand licensing deal with renowned company that provides a powerful sales team

2- A pending strategic new restaurant location

3- A unique contract distilling production deal.

You can read more about Blink, the terms of the offering, and reserve a spot to be an investor here*: [URL]

If you want to chat more about any of this, we're more than happy to do so! Feel free to ask us a question on our campaign page [URL]. You're the best!

Sincerely,

Brian Christenson

CEO at Blinking Owl Distillery

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.